Exhibit 99.1

VisionChina Media Receives Petition from Former DMG Shareholders

BEIJING, Feb 23, 2017 /PRNewswire/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), China's largest out-of-home digital television and advertising network on mass transportation systems and the leading provider of urban mass transit Wi-Fi, today announced that Gobi Fund, Gobi Fund II, L.P. and Gobi Ventures, Inc., who are former shareholders of Digital Media Group ("Former DMG Shareholders") filed a petition in the Grand Court of the Cayman Islands, the Company's jurisdiction of organization, to request an order to wind up the Company. The hearing of the winding up petition has been scheduled on March 2, 2017.

The Company is currently in consultation with legal counsel to resolve this issue, and day-to-day operations in China continue its normal course of business. The Company will provide updates to the public as appropriate. For further information regarding circumstances related to the Former DMG Shareholders, please refer to the Company's Annual Report on Form 20-F for 2015, which can be accessed on the Investor Relations section of the Company's website at http://www.visionchina.cn as well as on the SEC's website at https://www.sec.gov.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2016, VisionChina Media's advertising network included approximately 58,365 digital television displays on mass transportation systems in 14 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming.

In addition, VisionChina Media, through its consolidated affiliate Qianhai Mobile, has secured exclusive concession rights for bus Wi-Fi services in 25 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 80,000 buses. Currently, Qianhai Mobile provides free Wi-Fi Internet services on over 35,000 buses under the brand name "VIFI," spanning over 15 million commuters and providing over 6 million Wi-Fi service sessions per day.

For more information, please visit http://www.visionchina.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86 134-2090-9426
E-mail: shuning.yi@visionchina.cn

Mr. Ross Warner
The Piacente Group, Inc.
Tel: +86 (10) 5730-6200
E-mail: visionchina@tpg-ir.com

In the United States:

Mr. Alan Wang
The Piacente Group, Inc.
Tel: +1 212-481-2050
E-mail: visionchina@tpg-ir.com